# CLEMENT STREET BREWPUB, LLC

## SUMMARY OF TERMS OF OFFERING
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### Preferred Membership Interests

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| **TOTAL AMOUNT OF OFFERING** | $900,000.00 (the "Offering Amount") through a combination of offerings under (i) Reg. D Rule 506(b) and (ii) Regulation Crowdfunding (cumulatively, the "Offerings"). |
| **ISSUER** | Clement Street Brewpub, LLC, a California limited liability company, through its Manager, Hopkinson Breweries, Inc. (the "Manager" or "Management"). |
| **PLAN OF DISTRIBUTION** | The Manager, as the founder of the Company ("Founder"), presently holds all membership interest in the Company in the form of Common Membership Interests. Upon Closing of the Offerings, the percentage of Membership Interest in the Company represented by the sold membership interests shall convert to Preferred Membership Interests in the Company ("Preferred Interests") and will be distributed to the investors who have purchased interests pursuant to the Offerings. |
| **OFFERING PRICE; TYPE OF SECURITIES TO BE ISSUED** | The Company is raising the Offering Amount in (i) units of $30,000.00 of Preferred Interests of the Company, for purposes of the Reg. D offering, and (ii) in varying amounts in specified in for purposes of the Regulation Crowdfunding offering, in compliance with the investment limits set forth in the regulation. Altogether, the purchased Preferred Interests will represent a cumulative 30% Membership Interest in the Company (assuming full subscription). Each $30,000 of Preferred Interests purchased shall be equal to a 1% Preferred Membership Interest, and fractional purchases shall be equal to a pro-rata portion thereof (for instance, a $10,000 purchase shall equal 0.333% Membership Interest, $5,000 shall be equal to 0.1666%, etc…). |
| **USE OF PROCEEDS** | The Company has been formed, and seeks investments, for the purpose of opening and operating a full service, concept brewpub and restaurant to be located at 823 Clement St. in San Francisco, California, to be tentatively named "The Lost Marbles Brewpub." Proceeds of the Offering shall be used for, among others: preoccupancy deposits and rent; design, build-out and furnishing of the restaurant premises; design and build-out of the kitchen, brewery equipment and infrastructure; application for an on-sale Type 75 brewpub license issued by the California Department of Alcoholic Beverage Control; computerized point-of-sale system and inventory control equipment; pre-opening inventory; pre-opening and opening payroll; and start-up and working capital of the Company, including legal and accounting fees associated with formation of the entity and the Offering. |

## RIGHTS, PREFERENCES PRIVILEGES AND RESTRICTIONS OF PREFERRED INTERESTS

Preferred Return on Investment. The holders of the Preferred Interests together as a group will be granted a preferred return, based on each such Member's pro-rata Economic Interest attributable to the Member *vis a vis* all holders of Preferred Interests, equal to an 90% distribution of profits (for example, 3% per $30,000 investment assuming full subscription to the Offering), until profit distributions equivalent to 150% of the holders of Preferred Interests' capital contributions are paid to them by the Company (the "Preferred Return Period"). Upon completion of the Preferred Return Period, and for the duration of the life of the Company, the profit allocation and distribution of cash to holders of Preferred Interests will equal an aggregate of 30%, assuming full subscription (1% per $30,000 of investment), and the Management will receive 70%. If the Offering is under-subscribed, all unsold Preferred Interests will not convert and shall remain with Management in the form of Common Membership Interest (provided that Management may offer such interests for sale as Preferred Interests at any time prior to commencement of profit distributions), but the preferred return rate for Preferred Interests as a group shall remain at 90%, divided pro rata among the sold interests.

Liquidation Preference. In the event of any liquidation or winding up of the Company during the Preferred Return Period, the Investors will be entitled to receive in preference to the holders of Common Interests an amount equal to the Offering Amount (less the amount previously returned). The Preferred Interests, as a group, will be participating so that after payment of the Offering Amount to the holders of Preferred Interests, the remaining assets shall be distributed pro-rata to all shareholders on a common equivalent basis. A merger, acquisition or sale of substantially all of the assets of the Company in which the Members of the Company do not own a majority of the outstanding shares of the surviving corporation or other entity shall be deemed a liquidation.

Antidilution; Capital Call Provisions. In order to prevent dilution of Membership Interests, the Managing Member of the Company may request participation of the Members in a call for additional capital in certain limited circumstances, rather than seeking further equity funding. Failure of a Member to participate may result in dilution of the Member's interests in the Company. In the event that insufficient, or no participation is achieved, the Management may commence an offering of additional securities in the Company.

Voting Rights. The holders of Preferred Interests will have limited voting rights, and day-to-day management of the Company shall vest in the Manager, who shall also hold the majority voting interest in the LLC, in the form Common Membership Interests.

Profit and Loss Allocation. Profit and loss allocations shall be equal to the Economic Interest of each Member. Consequently, during the Preferred Return Period. Members holding Preferred Membership Interest shall be allocated, cumulatively, 90% of profits and up to 100% of losses of the Company, pro-rata to each Member in accordance with the Member's Membership Interest in relation to other Preferred Interests holders.

MANAGEMENT

Management of the Company shall reside entirely in the Manager, which is also the Founder of the Company. The Manager shall receive a commercially reasonable management fee commensurate with restaurant business practices in the San Francisco Bay Area, but in no event more than five percent (5%) of the gross sales of the Company.

COMPANY ATTORNEYS

Georgopoulos & Economidis, LLP
235 Montgomery Street, Ste. 600
San Francisco, CA 94104
Tel: (415) 986-4000
Fax: (415) 986-4001
Attn: Zach Georgopoulos
zach@gelawgroup.com